April 20, 2020

Jueqin Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: Huadi International Group Co., Ltd.
           Amendment 2 to Draft Registration Statement on Form F-1 Submitted April 10, 2020
           CIK 0001791725

Dear Mr. Wang:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form F-1 submitted April 10,
2020

Coronavirus (COVID-19) Update, page 8

1. We note your added disclosure on pages 8, 16, and 34 regarding the COVID-19 virus. In addition to disclosing what may, might, or could happen as a result of the pandemic, please also revise to discuss clearly what has happened and the effect on your operations and financial condition. For example, clarify your disclosure on page 34 that you "might"
       see a slowdown in revenue in your first and second quarters to specify whether, in fact, you have experienced such a slowdown and, if known, the magnitude. Also clarify your disclosures on pages 8 and 16 to clarify whether you have experienced a slowdown or suspension in production, for how long your facilities were closed, and whether your
 Jueqin Wang
Huadi International Group Co., Ltd.
April 20, 2020
Page 2
      collections and customers have been affected.
Management, page 59

2. We note your response to prior comment 2. Please reconcile your deletions from pages 59 and II-5 that Huisen Wang is not a director with the continued disclosure on page 60 that he is a director. Please also reconcile Exhibit 10.5, which states Mr. Li will be chair of the nominating committee, with your disclosures on pages 59 and 61, which state that Mr. Li will be chair of the compensation committee.
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202)551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJueqin Wang
                                                             Division of
Corporation Finance
Comapany NameHuadi International Group Co., Ltd.
                                                             Office of
Manufacturing
April 20, 2020 Page 2
cc:       William S. Rosenstadt, Esq.
FirstName LastName